MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

December 14, 2017

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Post-Effective Amendment No. 63 to Registration Statement on Form N-1A for MFS Series Trust XVI (the "Trust") on behalf of MFS Prudent Investor Fund (the "Fund") (File Nos. 002-36431 and 811-02032)

Ladies and Gentlemen:

On behalf of the above-mentioned Trust, this letter sets forth our responses to your comments of November 6, 2017, on the above-referenced Post-Effective Amendment ("PEA"), filed with the U.S. Securities and Exchange Commission (the "SEC") on October 3, 2017. The PEA for the Trust was filed for the purpose of registering the Fund as a new series of the Trust.

General Comments

1.	Comment:	Please update on EDGAR the series and class IDs with Ticker symbols when available.

Response:	The EDGAR series and class IDs will be updated with Ticker symbols in the Fund's 485(b) filing.

2.	Comment:	If you plan to use Class T shares as a "clean" share class, please confirm that the Fund will comply with the January 11, 2017, Capital Group No Action Letter and the applicable IM Guidance.

Response:
We do not anticipate that financial intermediaries will use Class T shares as a "clean" share class under the Capital Group No-Action Letter, but note that the prospectus includes the disclosure required under the No-Action Letter and the related frequently asked questions.

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Securities and Exchange Commission
December 14, 2017

3.	Comment:	If the Fund is not intended to target a specific person or group of people (e.g., older investors), please consider adding disclosure to that effect and stating that the term "Prudent Investor" may mean different things to different people.

Response:	We will add the following disclosure to the end of the Principal Investment Strategies sections of the Fund's Prospectus:

"The term "prudent investor" can suggest different meanings to different investors and the use of the term "prudent investor" in the fund's name is not meant to suggest that the fund will follow a specific investment strategy other than the principal investment strategies disclosed above."

4.	Comment:	Please provide a completed fee and expense table via email prior to the effective date of the PEA.

Response:	Completed fee and expense tables for the Fund were sent via email on November 29, 2017.

5.	Comment:	Please confirm that you have reviewed the SEC's letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010, regarding Derivatives‐Related Disclosures by Investment Companies (the "Derivatives Letter"), and conform the Fund's disclosure to the guidance provided in that letter.

Response:	We have revised our derivatives language for the Fund as follows:

Summary Section:

~~"In addition, MFS may use derivatives to adjust the fund's exposures to these asset classes.~~ While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives, MFS expects to use derivatives primarily to increase or decrease exposure to these asset classes, ~~a particular market, segment of the market, or security, to increase or decrease interest rate or currency exposure, or~~ as alternatives to direct investments in these asset classes, or to seek to limit the fund's exposure to certain extreme market events. Derivatives include futures, forward contracts, options, structured securities, and swaps."

Securities and Exchange Commission
December 14, 2017

Statutory Section:

~~"In addition, MFS may use derivatives to adjust the fund's exposures to these asset classes.~~ While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives, MFS expects to use derivatives primarily to increase or decrease exposure to these asset classes, ~~a particular market, segment of the market, or security, to increase or decrease interest rate or currency exposure or~~ as alternatives to direct investments in these asset classes, or to seek to limit the fund's exposure to certain extreme market events."

We have reviewed the Derivatives Letter and believe that the Fund's derivatives disclosure is consistent with the guidance provided in the Derivatives Letter.

6.	Comment:	The third paragraph in the Principal Investment Strategies section in the Summary section of the Fund's Prospectus states "Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer." Please provide an example of "other securities that represent an ownership interest in a company."

Response:
The description of "Equity Securities," as set forth in the Principal Investment Types section of the Fund's Prospectus (included below) provides examples of "other securities that represent an ownership interest in a company." We believe that the Principal Investment Strategies section discloses the type of equity securities in which the Fund will principally invest (common stocks) and the Principal Investment Types section is the appropriate section in which to provide detailed examples of other types of equity securities.  Therefore, we respectfully decline to amend our disclosure.

"Equity Securities: Equity securities represent an ownership interest, or the right to acquire an ownership interest, in a company or other issuer. Different types of equity securities provide different voting and dividend rights and priorities in the event of bankruptcy of the issuer. Equity securities include common stocks, preferred stocks, securities convertible into stocks, equity interests in real estate investment trusts, and depositary receipts for such securities."

Securities and Exchange Commission
December 14, 2017

7.	Comment:	The fourth paragraph in the Principal Investment Strategies section in the Summary section of the Fund's Prospectus states "Debt instruments include corporate bonds, U.S. Government securities, foreign government securities, asset-backed securities, floating rate loans, and other obligations to repay money borrowed." Please add risk disclosure specific to U.S Government securities, foreign government securities, asset-backed securities, and floating rate loans.

Response:
We believe our current disclosure, which includes Debt Market Risk, Interest Rate Risk, Credit Risk, Prepayment/Extension Risk, Foreign Risk, Emerging Markets Risk, and Currency Risk adequately describes the principal investment risks of investing in U.S. Government securities, foreign government securities, asset-backed securities, and floating rate loans. We do not believe it is necessary to have risk headings that correspond to each investment type; therefore, we respectfully decline to amend our disclosure.

8.	Comment:	Within the Principal Investment Strategies section, the disclosure states "Of the fund's investments in debt instruments, MFS may invest up to 100% of these investments in below investment grade quality debt instruments." Please revise the description of "below investment grade quality debt instruments" to include "commonly known as junk bonds."

Response:
We are not aware of any legal requirement to include "commonly known as junk bonds" in investment strategy disclosure relating to "below investment grade quality debt instruments." Please note that the "Credit Risk" paragraph within the "Principal Risks" section of the prospectus includes a reference to "junk bonds" as follows: "Below investment grade quality debt instruments (commonly referred to as "high yield securities" or "junk bonds")…" Therefore, we respectfully decline to amend this disclosure.

9.	Comment:	If the Fund's investment in asset-backed securities includes below investment grade private mortgage-backed securities and commercial mortgage-backed securities, please disclose how these investments will be limited to 15% of the Fund's net assets.

Securities and Exchange Commission
December 14, 2017

Response:
The Fund will follow the SEC definition of illiquid securities and its own procedures to determine whether such securities (and all other securities owned by the Fund) are illiquid, and will limit illiquid securities to 15% of the Fund's net assets.

10.	Comment:	Please provide more detail in the Summary section of the Fund's Prospectus regarding how the Fund determines which securities to buy and sell.

Response:
We believe that the following disclosure in the Principal Investment Strategies section in the Summary section of the Fund's Prospectus is an appropriate summary pursuant to Item 4 of Form N-1A of the disclosure included in the Principal Investment Strategies section of the Fund's Prospectus (also referenced below) pursuant to Item 9 of Form N-lA. Therefore, we respectfully decline to amend our disclosure.

Summary Section:

"MFS uses an active bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers and instruments. Quantitative models that systematically evaluate issuers and instruments may also be considered."

Statutory Section:

"MFS uses an active bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers and/or instruments in light of the issuer's financial condition and market, economic, political, and regulatory conditions. Factors considered for equity securities may include analysis of an issuer's earnings, cash flows, competitive position, and management ability. Factors considered for debt instruments may include the instrument's credit quality, collateral characteristics and indenture provisions and the issuer's management ability, capital structure, leverage, and ability to meet its current obligations. Quantitative models that systematically evaluate the valuation, price and earnings momentum, earnings quality, and other factors of the issuer of an equity security or the structure of a debt instrument may also be considered."

Securities and Exchange Commission
December 14, 2017

11.	Comment:	Please update the interest rate risk disclosure in the Principal Risks section of the Fund's Prospectus to reflect IM Guidance Updates No. 2014‐01 and No. 2016-02.

Response:
We have reviewed IM Guidance No. 2014-01 and No. 2016-02, and believe that the Fund's interest rate risk disclosure included under Debt Market Risk, Credit Risk, Interest Rate Risk, and Liquidity Risk (as set forth below) is consistent with the guidance and the requirements of Form N-1A; therefore, we respectfully decline to amend our disclosure.

"Debt Market Risk:  Debt markets can be volatile and can decline significantly in response to, or investor perceptions of, issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions.  These conditions can affect a single instrument, issuer, or borrower, a particular type of instrument, issuer, or borrower, a segment of the debt markets, or debt markets generally. Certain changes or events, such as political, social, or economic developments, including increasing and negative interest rates; government or regulatory actions, including the imposition of tariffs or other protectionist actions and changes in fiscal, monetary, or tax policies; natural disasters; terrorist attacks; war; and other geopolitical changes or events can have a dramatic adverse effect on debt markets and may lead to periods of high volatility and reduced liquidity in a debt market or a segment of a debt market."

"Interest Rate Risk:  The price of a debt instrument changes in response to interest rate changes. Interest rates change in response to the supply and demand for credit, government monetary policy and action, inflation rates, and other factors. In general, the price of a debt instrument falls when interest rates rise and rises when interest rates fall. Interest rate risk is generally greater for instruments with longer maturities, or that do not pay current interest. In addition, short-term and long-term interest rates, and interest rates in different countries, do not necessarily move in the same direction or by the same amount. An instrument's reaction to interest rate changes depends on the timing of its interest and principal payments and the current interest rate for each of those time periods. Instruments with floating interest rates can be less sensitive to interest rate changes. The price of an instrument trading at a negative interest rate responds to interest rate changes like other debt instruments; however, an instrument purchased at a negative interest rate is expected to produce a negative return if held to maturity."

Securities and Exchange Commission
December 14, 2017

"Credit Risk:  The price of a debt instrument depends, in part, on the issuer's or borrower's credit quality or ability to pay principal and interest when due. The price of a debt instrument is likely to fall if an issuer or borrower defaults on its obligation to pay principal or interest, if the instrument's credit rating is downgraded by a credit rating agency, or based on other changes in the financial condition of the issuer or borrower.  For certain types of instruments, including derivatives, the price of the instrument depends in part on the credit quality of the counterparty to the transaction. For other types of debt instruments, including asset-backed securities, the price of the debt instrument also depends on the credit quality and adequacy of the underlying assets or collateral as well as whether there is a security interest in the underlying assets or collateral. Enforcing rights, if any, against the underlying assets or collateral may be difficult.

Below investment grade quality debt instruments can involve a substantially greater risk of default or can already be in default, and their values can decline significantly over short periods of time. Below investment grade quality debt instruments are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and principal. Below investment grade quality debt instruments tend to be more sensitive to adverse news about the issuer, or the market or economy in general, than higher quality debt instruments. The market for below investment grade quality debt instruments can be less liquid, especially during periods of recession or general market decline."

"Liquidity Risk:  Certain investments and types of investments are subject to restrictions on resale, may trade in the over-the-counter market, or may not have an active trading market due to adverse market, economic, industry, political, regulatory, geopolitical, and other conditions, including investors trying to sell large quantities of a particular investment or type of investment, or lack of market makers or other buyers for a particular investment or type of investment. At times, all or a significant portion of a market may not have an active trading market. Without an active trading market, it may be difficult to value, and it may not be possible to sell, these investments and the fund may have to sell certain of these investments at prices or times that are not advantageous in order to meet redemptions or other cash needs.  The prices of illiquid securities may be more volatile than more liquid investments."

Securities and Exchange Commission
December 14, 2017

12.	Comment:	The sentence above the table in the Purchase and Sale of Fund Shares section in the Summary section of the Fund's Prospectus states "The fund's initial and subsequent investment minimums generally are as follows:" Please explain the use of the word "generally."

Response:
The term "generally" conveys that there are exceptions to these minimums.  As set forth below, these exceptions are further described in the Fund's Prospectus under the sub-heading "How to Purchase Shares":

"…Investment minimums may be waived or reduced for certain types of investors and investments and your financial intermediary may have additional minimums."

13.	Comment:	The Share Class Eligibility section of the Fund's Prospectus does not state eligibility requirements for Class T shares. Please clarify.

Response:	We will amend the disclosure under the heading Description of Share Classes as follows:

"The fund offers Class A, Class T, Class B, Class C, Class I, Class R1, Class R2, Class R3, Class R4, and Class R6 shares through this prospectus. All classes of the fund have the same investment objective and investments, but each class has its own sales charge and expense structure. Your financial intermediary may also charge you additional fees, commissions, or other charges. You should consult with your financial intermediary to help you determine which class is most appropriate for you. Your financial intermediary is responsible for determining if you meet any share class eligibility requirements. Class A, Class T, Class B, and Class C shares do not have any share class eligibility requirements. MFS does not generally monitor any share class eligibility requirements."

Securities and Exchange Commission
December 14, 2017

14.	Comment:	Please consider disclosing that redemptions in-kind consist of pro-rata slices of the Fund's portfolio assets, individual securities, or representative baskets of securities, per page 294 of the Investment Company Liquidity Risk Management Programs Adopting Release.

Response:
We have considered whether adding additional details regarding in-kind redemptions is appropriate, including whether redemptions in-kind will be pro-rata slices of the Fund's portfolio or individual securities or a representative basket of securities. However, given the very limited number of redemptions-in-kind across the MFS Funds complex in recent years, we do not believe that it is necessary to provide additional details in this regard.

15.	Comment:	Page A-1 of Appendix A of the Prospectus states that "[a]ll references to Class A shares shall also apply to Class A1 shares and all references to Class B shares shall also apply to Class B1 shares." Please clarify the reference to Class A1 and Class B1 shares as they are not mentioned as share classes in the Fund's Prospectus.

Response:	We will revise the disclosure as follows:

"With respect to MFS Municipal Income Fund, all references to Class A shares shall also apply to Class A1 shares and all references to Class B shares shall also apply to Class B1 shares."

16.	Comment:	The supplement to the Fund's Statement of Additional Information ("SAI") includes disclosure as follows: "In accordance with the Fund's investment program as set forth in its Prospectus, the Fund may invest more than 25% of its assets in any one underlying Fund. Although the Fund does not have a policy to concentrate its investments in a particular industry, 25% or more of the Fund's total assets may be indirectly exposed to a particular industry or group of related industries though its investment in underlying funds." Please note to the extent the Fund can determine whether an underlying fund is concentrated in a particular industry (e.g., and 80% or 25% policy of concentrating) the Fund should consider the underlying fund's policy in determining compliance with the Fund's industry concentration limit.

Response:
We will delete the quoted disclosure. Please note that the only underlying fund in which the Fund currently intends to invest is MFS Institutional Money Market Portfolio. Effective December 8, 2017, MFS Institutional Money Market Portfolio has a policy to not concentrate in any industry.

Securities and Exchange Commission
December 14, 2017

17.	Comment:	Per Item 19(g) of Form N-1A, in the Distribution Plan section of the Fund's SAI, please disclose the principal activities for which the 12b-1 fees are used and whether the Fund's Distribution Plan is compensatory plan or a reimbursement plan.

Response:
We believe that the disclosure in the Distribution Plan section of the Fund's SAI accurately describes the Fund's Distribution Plan as a compensation plan and discloses the principal activities for which the 12b-1 fees are used (emphasis added):

"…Service fees compensate MFD and/or financial intermediaries for shareholder services and account maintenance activities, including shareholder recordkeeping (including assisting in establishing and maintaining customer accounts and records), transaction processing (including assisting with purchase, redemption and exchange requests), shareholder reporting, arranging for bank wires, monitoring dividend payments from the Fund on behalf of customers, forwarding certain shareholder communications from the Fund to customers, corresponding with shareholders and customers regarding the Fund (including receiving and responding to inquiries and answering questions regarding the Fund), and aiding in maintaining the investment of their respective customers in the Fund."

"…Distribution fees compensate MFD and/or financial intermediaries for their expenses in connection with the distribution of Fund shares, including commissions to financial intermediaries, printing prospectuses and reports used for sales purposes, the preparation and printing of sales literature, personnel, travel, office expense and equipment, payments made to wholesalers employed by MFD (employees may receive additional compensation if they meet certain targets for sales of the Fund), and other distribution-related expenses.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

/S/ BRIAN E. LANGENFELD
Brian E. Langenfeld
Vice President and Senior Counsel
MFS Investment Management